

Visceral

COLT BY VIOLENCE PREPARING FOR DEBUT

$90

− 1 +

INVEST

[Offering Memorandum](#)

PREPARING FOR HIS *Debut*

BALANCED AND *Athletic*

HEADING TO *Top CA* CONDITIONER

"
POWERFUL SON OF VIOLENCE, WITH **IMPRESSIVE WORKS** AND AN EFFICIENT STRIDE!".

**– JOE MORAN
HEAD OF RACING**



SANTA ANITA PARK

WATCH HIM WO

VISCERAL
SIRE / VIOLENCE







Colt
FOALED ON: 3/29/2021

Mark Glatt
TRAINER

California
RACING CIRCUIT

Powerfully built colt by Violence, preparing for debut at Santa Anita. Trainer Mark Glatt conditioned multiple Grade 1 winner Dr. Schivel, another accomplished son of Violence now standing at Taylor Made Farm.

READ FULL OVERVIEW HERE



VIOLENCE
- MEDAGLIA D'ORO
- VIOLENT BEAUTY

BLUES CORNER
- BLUEGRASS CAT
- HUNT'S CORNER

SEE FULL PEDIGREE HERE

DETAILS

WORKOUTS   RESULTS

DATE	TIME	RANK	TR.	DIST.	SF.
2023-12-29	0:24.20	1/3	SA	2F	Dirt
2023-12-01	1:01.40	10/22	SA	5F	Dirt
2023-11-22	0:48.80	13/23	SA	4F	Dirt

EXPAND TABLE

MEDIA





FINANCIALS

SHARE PRICE	TOTAL OFFERING	MRH OWNERSHIP	EQUITY PER SHARE
$90	**$459,000**	**51%**	**0.01%**



ASSET COST —

Includes the initial purchase price of the horse plus any sales or use taxes, and the associated bloodstock fee. Series Visceral owns 51% of the underlying asset, which was purchased at auction for $400,00.00, plus a 5% bloodstock fee and 10.25% use tax. Series Visceral consists of 5,100 shares.

BROKERAGE FEE +

MANAGEMENT AND DUE DILIGENCE FEE +

ORGANIZATIONAL AND EXPERIENTIAL FEE +

OPERATING EXPENSE RESERVE +

Funding Progress

$0 / $459,000

Funds Raised

$90 − 1 + INVEST

Offering Memorandum

FREQUENTLY ASKED QUESTIONS

How is Reg CF different from other MyRacehorse offerings?

Historically, MyRacehorse.com Offerings have utilized Regulation A Tier II, and 506(c) for accredited investors. Through Dalmore, our registered broker-dealer, MyRacehorse is now able to utilize Regulation CF, which gives us the opportunity to bring our horses to market faster.
These offerings will have some differences that many MyRacehorse users will notice; unique investment caps, a funding progress bar, a comment section on the listing page, and additional communications regarding the disbursement process.

Why buy a racehorse through crowdfunding?

What types of securities can I buy on this site?

How much can I invest?

How do I calculate my net worth?

What are the tax implications of an equity crowdfunding investment?

Who can invest in a Regulation CF Offering?

What do I need to know about early-stage investing? Are these investments risky? ⌄

When will I get my investment back? ⌄

Can I sell my shares? ⌄

What information does this site collect from issuers related to their offering? ⌄

What happens if a horse does not reach its funding goal? ⌄

How can I learn more about a horse's offering? ⌄

Can I cancel my investment? ⌄

How do I contact someone from MyRacehorse? ⌄

Where can I learn more about investing in Reg CF offerings? ⌄





0 Comments

Newest Oldest

Nothing in this discussion yet.

NOTICES

This site is operated by Dalmore Group, LLC ("Dalmore Group"), which is a registered broker-dealer, and member of FINRA | SIPC, located at 530 7th Avenue, Suite 902, New York, NY 10018, please check our background on FINRA's **BrokerCheck**. All securities-related activity is conducted by Dalmore Group, LLC ("Dalmore Group"). Dalmore Group does not make investment recommendations and no communication, through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest. Dalmore Group does not provide custody services in connection any investments made through the platform.